Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

				Predecessor(1)
	Subsequent to Emergence(2)						Prior to Emergence(2)
	Three months ended March 31, 2013	Year ended December 31, 2012	Period from December 1, 2011 to December 31, 2011	Eleven months ended November 30, 2011	Year Ended December 31, 2010	Period from December 1, 2009 to December 31, 2009	Eleven months ended November 30, 2009	Year Ended December 31, 2008
EARNINGS
Pre-tax income from continuing operations before adjustment for minority interests in consolidating subsidiaries or income (or loss) from equity investees	$8,541	$23,954	$2,148	$21,087	$23,477	$1,285	$132,552	$(1,088,045)
Add: Fixed charges	1,993	2,307	266	1,970	720	65	1,932	3,316
Add: Amortization of capitalized interest	9	6	1	—	—	—	—	—
Add: Distributed earnings of equity investees	2,892	—	—	—	—	—	—	—
Less: Capitalized interest	133	72	84	—	—	—	—	—

Total Earnings	$13,302	$26,195	$2,331	$23,057	$24,197	$1,350	$134,484	$(1,084,729)

FIXED CHARGES
Interest Expense	$1,754	$1,912	$155	$1,668	$482	$43	$1,699	$2,907
Interest Capitalized	133	72	84	—	—	—	—	—
Portion of rents representative of an appropriate interest factor	106	323	27	302	238	22	233	409

Total Fixed Charges	$1,993	$2,307	$266	$1,970	$720	$65	$1,932	$3,316

RATIO OF EARNINGS TO FIXED CHARGES	6.7x	11.4x	8.8x	11.7x	33.6x	20.7x	69.6x	— (3)

(1)	Represents data from the entities comprising our predecessor. For a description of the entities comprising our predecessor, please see Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.
(2)	On July 22, 2008, the predecessor entity to SemGroup Corporation and certain of its subsidiaries, including the entities comprising our predecessor, filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy code. SemGroup Corporation and the entities comprising our predecessor emerged from bankruptcy on November 30, 2009. For further discussion, please see “Item 6. Selected Financial Data” of our Annual Report on Form 10-K for the year ended December 31, 2012.
(3)	During the year ended December 31, 2008, our coverage ratio was less than 1:1. The deficiency for such period was approximately $1,088 million.